Via EDGAR Correspondence

January 29, 2014

Mr. Derek Newman

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SPDR® Series Trust (the “Registrant”); SEC File Nos. 333-57793 and 811-08839; Post-Effective Amendment No. 109 to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 109”)

Dear Mr. Newman:

This letter responds to comments you provided in a telephonic conversation with me on Tuesday, January 14, 2014, with respect to Amendment No. 109. Amendment No. 109 was filed on November 8, 2013 and included disclosure with respect to the SPDR® Floating Rate Treasury ETF (the “Fund”), a separate series of the Registrant, as set forth in the Prospectus and Statement of Additional Information (“SAI”) filed as part of Amendment No. 109. Pursuant to your instructions, we are making another 485(a) filing that responds to your comments and contains a number of other non-material updates and changes. We also plan to request accelerated effectiveness in connection with this filing.

Summaries of the comments with respect to the Fund, and responses thereto on behalf of the Registrant, are provided below. All page references refer to the pages in Amendment No. 109. Capitalized terms not defined herein should be given the meaning provided in Amendment No. 109.

Prospectus Comments

1.	Comment: Please include complete index information in an upcoming amendment to the Registration Statement.

Response: The requested disclosure will be included in the new 485(a) filing.

2.	Comment: Please include a completed fee table in an upcoming amendment to the Registration Statement. In addition, please confirm that the “3 Years” example number in the “Fees and Expenses of the Fund” section will include the 0.25% 12b-1 fee for years two and three.

Response: A completed fee table will be provided in the 485(b) filing, which will be filed prior to the time the Fund becomes effective. With respect to the example number, the Fund does not charge a 12b-1 fee, so the “3 Years” example number in the “Fees and Expenses of the Fund” section will not include the 0.25% 12b-1 fee for years two and three. In the event that the Board of Trustees decides to change this arrangement, the example number will be adjusted accordingly.

3.	Comment: Please augment the discussion of “Floating Rate Treasury Risk” in the “Principal Risks of Investing in the Fund” section. In particular, consider adding a discussion of “U.S. Government Agency Securities Risk,” including a description of the February 2011 downgrade of U.S. government securities by Standard and Poor’s Ratings Services (“S&P”).

Response: The Registrant has added “U.S. Treasury Obligations Risk,” which includes a discussion of the 2011 downgrade.

4.	Comment: If applicable, in the “Fund Performance” section, please state that updated performance information will be available at the Fund’s website, and provide the address of such website.

Response: Once the Fund has completed a full calendar year of operations, the “Fund Performance” section will be revised accordingly.

5.	Comment: In the “Additional Strategies Information — Principal Strategies” section, please add “(plus borrowing for investment purposes)” to the discussion of the Fund’s 80% index policy.

Response: The requested change has been made.

6.	Comment: We note that the Fund invests primarily in floating rate securities. With respect to the discussion of “Concentration” under the “Non-Principal Risks” section, please confirm whether the Fund intends to include U.S. government securities in its assessment of industry concentration and, if not, remove the “Concentration” disclosure. See BlackRock Multi-Sector Income Trust, SEC No-Action Letter (July 8, 2013).

Response: As the Fund does not intend to include U.S. government securities in its assessment of industry concentration, the discussion of “Concentration” has been removed from the “Non-Principal Risks” section. To clarify the Fund’s position with respect to U.S. government securities and industry concentration, the following disclosure has been added to the “Concentration” section of the SAI:

The Trust’s general policy is to exclude securities of the U.S. government and its agencies or instrumentalities when measuring industry concentration.

SAI Comments

1.	Comment: As a general matter, to the extent that the disclosure in the “Investment Restrictions” section refers to regulatory or legal authority, please identify and address what is permitted under that authority. In particular, please expand the discussions relating to making loans (policy two) and investments in real estate (policy four).

Response: As such disclosure is not required in the “Investment Restrictions” section, the requested disclosure has not been included. We note, however, that the requested disclosure relating to loans and securities lending can be found in the “Lending Portfolio Securities” section, and additional disclosure with respect to loans can be found elsewhere in the “Investment Restrictions” section. We also note that policy four does not reference any legal or regulatory authority with respect to investments in real estate.

2.	Comment: With respect to the discussion of the Pricing and Investment Committee in the “Standing Committees” section, it does not appear that any Trustee is a member. If this is the case, please explain why it is appropriate for the Committee to be considered a Board committee and revise the disclosure to clarify that it is an advisory group, and that the Board of Trustees considers valuation issues as an entire body.

Response: We have removed all references to the Pricing and Investment Committee in the SAI.

3.	Comment: Please confirm that the Trust’s Board of Trustees has reviewed and approved the Adviser’s proxy voting policies. If the proxy voting policies were jointly adopted by the Adviser and the Trust, please revise the disclosure accordingly.

Response: The Registrant confirms that the Trust’s Board of Trustees has reviewed and approved the Adviser’s proxy voting policies.

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The Registrant acknowledges the Commission press release, dated June 24, 2004 (“Press Release”), in which the Commission announced that, in connection with any filing upon which comments are provided to a registrant by the Commission staff, the staff would require a written representation from the registrant to the effect that the comment process would not be used as a defense by the registrant in any securities related litigation brought against it. In accordance with the position announced in the Press Release, and on behalf of the Registrant, Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission and that it may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Registrant further acknowledges that Commission staff comments or changes to disclosures in response to Commission staff comments in a filing reviewed by the Commission staff do not foreclose the Commission from taking any action with respect to such filing.

We hope that the foregoing is responsive to each of the comments you provided. As discussed above, we plan to request acceleration with respect to the new 485(a) filing and are happy to answer any questions that may facilitate your review. Please do not hesitate to contact the undersigned at (202) 373-6133 if you have any questions concerning the foregoing.

Sincerely,

/s/ Beau Yanoshik
Beau Yanoshik

cc:	Josh Weinberg, Esq.
Stephanie Capistron, Esq.
W. John McGuire, Esq.